CUSIP No. 79604v105	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 12)*

SAMSONITE CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

79604V105

(CUSIP Number)

James L. Learner, P.C.

Kirkland & Ellis International LLP

30 St. Mary Axe

London EC3A 8AF

United Kingdom

Telephone Number: +44 (0) 20 7469 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105	Page 2 of 5 Pages

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bain Capital (Europe) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 179,078,398
8. Shared Voting Power -0-
9. Sole Dispositive Power 179,078,398
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,078,398
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 79604v105	Page 3 of 5 Pages

Item 1. SECURITY AND ISSUER

This Amendment No. 12 (this “Amendment”) supplements and amends the initial statement on Schedule 13D dated May 9, 2003 (“Initial Schedule 13D”), Amendment No. 1 to the Initial Statement dated August 6, 2003 (“Amendment No. 1”), Amendment No. 2 to the Initial Statement dated August 28, 2003 (“Amendment No. 2”), Amendment No. 3 to the Initial Statement dated September 30, 2003 (“Amendment No. 3”), Amendment No. 4 to the Initial Statement dated April 27, 2004 (“Amendment No. 4”), Amendment No. 5 to the Initial Statement dated July 20, 2004 (“Amendment No. 5”), Amendment No. 6 to the Initial Statement dated October 22, 2004 (“Amendment No. 6”), Amendment No. 7 to the Initial Statement dated January 5, 2005 (“Amendment No. 7”), Amendment No. 8 to the Initial Statement dated November 15, 2005 (“Amendment No. 8”), Amendment No. 9 to the Initial Statement dated January 4, 2006 (“Amendment No. 9”), Amendment No. 10 to the Initial Statement dated February 3, 2006 (“Amendment No. 10”) filed by Bain Capital (Europe) LLC and Amendment No. 11 to the Initial Statement dated April 11, 2007 (“Amendment No. 11”) filed by Bain Capital (Europe) L.P. This Amendment relates to the Common Stock, par value $0.01 per share (“Common Stock”) of Samsonite Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 575 West Street, Suite 110, Mansfield, Massachusetts. Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D, as amended by the Amendments, remains in full force and effect. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Initial Schedule 13D and the Amendments, as applicable.

Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 4 is hereby amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION

On July 5, 2007, Samsonite Corporation (the “Company”), Cameron 1 S.a.r.l., a Luxembourg corporation (the “Parent”) and Cameron Acquisitions Corporation, a Delaware corporation (the “Merger Sub”), entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) whereby Merger Sub will merge with and into the Company and the Company shall be the surviving entity and a wholly owned subsidiary of Parent.

In connection with the execution of the Merger Agreement, Parent required certain of the Company’s stockholders, who beneficially or of record hold an aggregate of approximately 85% of the outstanding shares of Company common stock, including Bain Capital (Europe) L.P. (the “Principal Shareholders”), to enter into a written consent and voting agreement (the “Written Consent and Voting Agreement”) whereby such Principal Shareholders agreed, subject to the terms and conditions of the Written Consent and Voting Agreement, to deliver written consents to Parent approving, and to grant Parent an irrevocable proxy to vote their shares in favor of, the merger and the Merger Agreement and the transactions contemplated thereby.

Item 5 is hereby amended and restated to read in its entirety as follows:

Item 5. INTEREST IN SECURITIES OF THE COMPANY

(a) - (c)	As of the date of this Amendment, the Reporting Person beneficially owns and has sole power to vote and sole power of disposition over 179,078,398 shares of Common Stock (comprised of 179,006,708 shares of Common Stock and 5,000 warrants currently exercisable for 71,690 shares of Common Stock) representing approximately 24.1% of the shares of Common Stock outstanding, which percentage is calculated based upon 227,174,626 shares of Common Stock reported to be outstanding by the Issuer as of December 13, 2006, as adjusted pursuant to Rule 13d-3(d)(1) and option giving affect to the conversion of all Preferred Stock. The aggregate amount of Common Shares beneficially owned by the Reporting Person has not changed, but the amount of such Common Shares is amended due to an updated warrant conversion calculation. This Amendment reflects the actual number and percentage beneficially owned by the Reporting Person.

(d) - (e)	Not Applicable.

CUSIP No. 79604v105	Page 4 of 5 Pages

Item 6 is hereby amended and supplemented as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 5, 2007, the Parent and the Principal Shareholders entered into the Written Consent and Voting Agreement in which the Principal Shareholders agreed, pursuant to the terms and conditions set forth therein, to deliver written consents to Parent approving, and to grant Parent an irrevocable proxy to vote their shares in favor of, the merger and the Merger Agreement and the transactions contemplated thereby.

Item 7 is hereby amended and supplemented as follows:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Written Consent and Voting Agreement, dated July 5, 2007, by and among Parent, Ares Corporate Opportunities Fund, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P., Bain Capital (Europe) L.P. and Ontario Teachers’ Pension Plan Board.

CUSIP No. 79604v105	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 10, 2007

BAIN CAPITAL (EUROPE) L.P.

By:	BAIN CAPITAL INVESTORS, LLC, its general partner

By:	/s/ Michael F. Goss

Name:	Michael F. Goss
Title:	Managing Director